Accenture plc
1 Grand Canal Square
Grand Canal Harbour
Dublin 2, Ireland

March 15, 2016

VIA EDGAR

Cecilia Blye
Securities and Exchange Commission
Division of Corporate Finance
Office of Global Security Risk
100 F Street, N.E.
Washington, D.C. 20549

Re:	Correspondence dated March 8, 2016 concerning Accenture plc Form 10-K for the Fiscal Year Ended August 31, 2015 Filed October 30, 2015 File No. 1-34448

Dear Ms. Blye:
This letter is in response to your correspondence dated March 8, 2016 concerning the Form 10-K for the fiscal year ended August 31, 2015 filed by Accenture plc. In that letter, you asked that we respond within 10 business days or advise the staff when we will respond. We respectfully advise the staff that we continue to work on our response and anticipate that we will require an additional 10 business days in order to respond fully to your letter. We are therefore requesting an extension until April 6, 2016 and expect to respond no later than that date. In the meantime, please do not hesitate to contact me. I can be reached at (917) 452-3047.

Sincerely,

/s/ Aaron B. Holmes

Aaron B. Holmes
Assistant Secretary